SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                    FORM 11-K/A
                                  AMENDMENT NO. 1


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) of the SECURITIES EXCHANGE ACT OF 1934.

     For the fiscal year ended December 31, 1995.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


        For the transition period _______________ to _______________

                       Commission File No.:   0-17286
                                           -------------

                           		PRIME BANCORP, INC.
               --------------------------------------------------
               (Exact Name of Issuer as Specified in its Charter)


      Pennsylvania   	       		                         23-2860688
------------------------                     --------------------------------
(State of Incorporation)                     (IRS Employer Identification No.)



             7111 Valley Green Road, Fort Washington, PA  19034-2209
             -------------------------------------------------------
                     (Address of Principal Executive Offices)



                    Prime Bancorp, Inc. Retirement Savings Plan
                    -------------------------------------------
                              (Full Title of the Plan)

REQUIRED INFORMATION
Prime Bancorp, Inc. Retirement Savings Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore in lieu of items 1-3 on Form 11-K, the statement of net assets available for plan benefits as of December 31, 1995 and the related statement of changes in net assets available for plan benefits for the period ended December 31, 1995 and the schedule of assets held for investment purposes as of December 31, 1995, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  	September 17, 1998					                Prime Bancorp, Inc. Retirement
                                                           Savings Plan


                                            		By: /s/ Harry Dingler, Jr.
                                                  ------------------------------
                                                  Harry Dingler, Jr.
                                                  Plan Administrator

APPENDIX 1














                               PRIME BANCORP, INC.
                             RETIREMENT SAVINGS PLAN


                               Financial Statements

                                 December 31, 1995
                     (With Independent Auditors' Report Thereon)

PRIME BANCORP, INC.
RETIREMENT SAVINGS PLAN

Table of Contents

December 31, 1995
--------------------------------------------------------------------------------
                                                                            Page
Independent Auditors' Report..............................................	  1

Financial Statements
      Statement of Net Assets Available for Plan Benefits
         as of December 31, 1995..........................................   2

      Statement of Changes in Net Assets Available for Plan Benefits
         as of December 31, 1995..........................................   3

Notes to Financial Statements.............................................	4 - 8

Schedule  1
  Item 27(a) - Schedule of Assets Held for Investment Purpose.............   9

Schedule  2
  Item 27(d) - Schedule of Reportable Transactions........................   10

                             Independent Auditors' Report

The Trustees and Administrator
Prime Bancorp, Inc. Retirement Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Prime Bancorp, Inc. Retirement Savings Plan as of December 31, 1995 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995, and the changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Such supplementary information and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly presented in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG Peat Marwick LLP
Philadelphia, PA
June 1, 1998

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits



                                           December 31, 1995
-----------------------------------------------------------------------------------------------
                                      Growth
                                      and                   Prime
                             Growth   Income  Certificates Common    Bond   Participant
                             Funds    Funds   of Deposit    Stock    Funds     Loans      Total
------------------------------------------------------------------------------------------------
Assets:
Investments at fair value
  AIM Value Fund           144,647        -           -          -       -         -    144,647
  Dreyfus Short Interest
    Government Fund              -        -           -          -  50,371         -     50,371
  Participant Loans              -        -           -          -       -     4,977      4,977
  Prime Bancorp, Inc.
    common stock                 -        -           -  2,020,294       -         -  2,020,294
  Prime Bank Certificates
    of Deposit                   -        -     791,702          -       -         -    791,702
  Vanguard Wellington Fund       -  140,324           -          -       -         -    140,324
------------------------------------------------------------------------------------------------
Total investments          144,647  140,324     791,702  2,020,294  50,371     4,977  3,152,315
------------------------------------------------------------------------------------------------

Receivables:
Employer's
  contribution               1,810    1,853       6,280     10,485   1,124         -     21,552
Participants'
  contribution               2,708    2,772       9,395     15,685   1,681         -     32,241
Other                          289      296       1,002      1,674     179         -      3,440
--------------------------------------------------------------------------------------------------
Total receivables            4,807    4,921      16,677     27,844   2,984         -     57,233
---------------------------------------------------------------------------------------------------
Net assets available
   for plan benefits      $149,454  145,245     808,379  2,048,138  53,355     4,977  3,209,548
---------------------------------------------------------------------------------------------------
















See accompanying notes to financial statements.

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN


Statement of Changes in Net Assets Available for Plan Benefits


                                  Year ended December 31, 1995
------------------------------------------------------------------------------------------------
                                Growth
                                 and                   Prime
                      Growth   Income   Certificates  Common    Bond      Participant
                       Funds    Funds    of Deposit    Stock    Funds         Loans       Total
------------------------------------------------------------------------------------------------
Additions to net
assets attributable to:
  Net realized
  and unrealized
  appreciation     $ 14,141     16,285          -    434,589    1,323           -      466,338
  Dividend Income     7,145      4,871          -     58,170        -           -       70,186
  Interest income         -          -     50,699          -    1,732           -       52,431
--------------------------------------------------------------------------------------------------
Net investment
  income             21,286     21,156     50,699    492,759    3,055           -      588,955
--------------------------------------------------------------------------------------------------
Contributions:
   Employer          28,961     30,818     70,493    160,523   14,586           -      305,381
   Participants      23,378     24,084     56,205    118,251   11,811           -      233,729
---------------------------------------------------------------------------------------------------
Total contributions  52,339     54,902    126,698    278,774   26,397           -      539,110
----------------------------------------------------------------------------------------------------
Rollovers               819      3,270      3,277      4,913        -           -       12,279
----------------------------------------------------------------------------------------------------
Total additions      74,444     79,328    180,674    776,446   29,452           -    1,140,344
----------------------------------------------------------------------------------------------------
Reductions in
  net assets
  attributable to:
  Withdrawals        (3,333)    (2,723)  (116,437)  (106,590)  (1,469)          -     (230,552)
-----------------------------------------------------------------------------------------------------
Total reductions     (3,333)    (2,723)  (116,437)  (106,590)  (1,469)          -     (230,552)
-----------------------------------------------------------------------------------------------------
Total Inter-fund
  Transfers,
  including new
  loans              46,479     35,044    (17,724)   (81,276)  12,500       4,977            -
-------------------------------------------------------------------------------------------------------
Net increase        117,590    111,649     46,513    588,580   40,483       4,977      909,792
Net assets available
  for plan benefits
Beginning of year    31,864     33,596    761,866  1,459,558   12,872           -    2,299,756
-------------------------------------------------------------------------------------------------------
End of year       $ 149,454    145,245    808,379  2,048,138   53,355       4,977    3,209,548
--------------------------------------------------------------------------------------------------------










See accompanying notes to financial statements.

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 1995

--------------------------------------------------------------------------------

(1) Description of Plan

The following description provides only general information of the Prime Bancorp, Inc. (the Company) Retirement Savings Plan (the Plan) which became effective July 1, 1984. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a salary reduction plan, also called a "401(k) plan", covering all full and part-time employees of the Company, who have completed one year of service and attained age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan, up to a maximum of $9,240. The Company may contribute a matching contribution based on the amount of the participant's elected salary reduction. Currently the Company matches 66 2/3% on the first 6% of the participant's compensation. Additional amounts may be contributed at the option of the Company's board of directors. Discretionary contributions amounted to $241,000 in 1995.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (i) the Company's contribution and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options:

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------

(1)	Investment Options Continued

Growth Funds - The growth funds include the Kaufmann Fund and the Neuberger & Berman Focus Fund which aim for capital appreciation by investing in a broad range of companies that are perceived to be undervalued and undergoing positive changes or turnarounds.

Growth & Income Funds - The growth & income funds include the Vanguard Wellington Fund and the Neuberger & Berman Guardian Fund which seek long-term capital growth, current income and growth of income. The funds typically invest in securities (stocks and bonds) of dividend-paying companies with the potential for earnings growth.

Prime Bank Certificates of Deposit - Interest bearing certificates issued by the Bank at terms ranging from 6 months to 60 months.

Prime Bancorp, Inc. Common Stock - Seeks long-term capital growth, current income and growth of income. If monies available from contributions are insufficient to purchase a whole share of Prime Bancorp, Inc. common stock, such amount is invested on a short-term basis in a money market fund, which emphasizes liquidity and preservation of capital by investing in short-term debt instruments (maturing in one year or less). The money market fund is not a direct participant investment option.

Bond Funds - The bond funds include the Benham GNMA Income Fund and the Dreyfus Short Interest Government Fund which seek high income consistent with a high degree of principal stability by investing primarily in short-term, high quality bonds (rated AAA or AA).

Participants may change their investment options quarterly.

Loan Fund

Participants may borrow from their fund accounts any amount up to a maximum equal to the lesser of (i) $50,000 or (ii) 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the participants' Loan Fund. Loan terms range from 1-5 years except for the purchase of a primary residence, for which the range is 1-25 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Loan Committee. Principal and interest is paid ratably through bi-weekly payroll deductions.

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------

(1) 	Continued

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over 5 years, 10 years or life. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts

Forfeited non-vested accounts may be used to reduce future employer contributions. There were no material forfeited non-vested accounts in 1995.

Rollovers

Participants are permitted to deposit into the Plan, distributions received from other qualified plans (i.e., rollovers). Rollovers from other plans are allocated to the various funds based on the participant's direction. Participants are 100% vested in these rollovers.

Administrative Fees

All administrative expenses incurred by the Plan are paid for by the Company.


(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in non-dollar mutual funds are carried at fair value, measured by net asset value reported by the respective mutual funds. The value of units of the mutual funds is based on the underlying fair value of the investments within the funds. The money market fund is valued at amortized cost which approximates fair value. Prime Bancorp, Inc. Common Stock is stated at fair value based on quoted

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------

(2) Investment Valuation and Income Recognition Continued

market price. The certificates of deposit are carried at par which approximates fair value. Employee loans are stated at their unpaid principal balance which approximates fair value.

Securities transactions are recognized on the trade date. Realized gains and losses on investments are determined by the weighted average method. Changes in unrealized appreciation (depreciation) are included in investment income.


Payment of Benefits

Benefits are recorded when paid.


(3) Investments

Investments as of December 31, 1995 are as follows:

                                                                      Historical            Fair
                                                                            Cost           Value
-----------------------------------------------------------------------------------------------------
AIM Value Fund, 5,395 shares                                        $    125,761         144,647

Dreyfus Short Interest Government Fund, 4,538 shares                      48,768          50,371

Prime Bancorp, Inc. Common Stock, 99,768 shares                        1,121,638       2,020,294

Prime Bank Certificates of Deposit, $791,702 par value                   791,702         791,702

Vanguard Wellington Fund, 5,744 shares                                   122,205         140,324

Participant loans, with interest rates ranging from
   7% to 10% and maturity dates ranging from
   2/14/97 to 7/30/23                                                      4,977           4,977
--------------------------------------------------------------------------------------------------------

Total Investments                                                   $  2,215,051    $  3,152,315
---------------------------------------------------------------------------------------------------------

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN

-------------------------------------------------------------------------------

(3)  Continued

The change in unrealized appreciation of investment securities for 1995 was:

        Unrealized appreciation at December 31, 1995                   $     937,264

        Unrealized appreciation at December 31, 994                          538,303
-----------------------------------------------------------------------------------------

        Change in unrealized appreciation for 1995                      $    398,961
------------------------------------------------------------------------------------------

Listed below is the aggregate historical cost, aggregate proceeds and the net gain or loss arising from transactions, excluding money market accounts for the year ended 1995.


                                                                                1995
                                                               Aggregate      Aggregate
                                                            historical cost    proceeds     Net Gain
                                                            -----------------------------------------

Sales of investment securities including
   Prime Bancorp, Inc. Common Stock                         $       121,640     189,017        67,377
-----------------------------------------------------------------------------------------------------


(4)  Income Tax Status

The plan administrator and the plan sponsor believe that the Plan is designed and is currently being operated in compliance with the applicable sections of the Internal Revenue Code. Accordingly, no provision for income tax is included in the accompanying financial statements.


(5) 	Description of Priorities Upon Plan Termination

Although the Company has not expressed any intention of terminating the Plan, it may do so at any time. Upon termination, all amounts credited to the participant accounts will become 100% vested. A reduction in the value of the participant account would occur if market value losses, surrender charges or deferred sales charges are incurred when Plan investments are liquidated for distribution.

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN                           Schedule 1


Item 27a--Schedule of Assets Held for Investment Purposes

December 31, 1995

-----------------------------------------------------------------------------------------
                                                         Historical	            Current
                                                            Cost                 value
-----------------------------------------------------------------------------------------
AIM Value Fund                                           $   125,761            $  144,647
Dreyfus Short Interest Government Fund, 4,538 units           48,768                50,371
Prime Bancorp, Inc. Common Stock, 99,768                   1,121,638             2,020,294
Prime Bank Certificates of Deposit, 791,702 units            791,702               791,702
Vanguard Wellington Fund,  5,744 units                       122,205               140,324
------------------------------------------------------------------------------------------
Participant loans, with interest rates ranging from 7%
  to 10%, and maturity dates ranging from 1/31/95 to
  7/30/23                                                      4,977                 4,977
------------------------------------------------------------------------------------------
Total investments                                         $2,215,051            $3,152,315
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN                           Schedule 2


Item 27d--Schedule of Reportable Transactions

<CAPTON>

Year Ended December 31, 1995
--------------------------------------------------------------------------------------------
Reportable transactions during the year ended December 31, 1995 were:

Purchases
                                                                 Shares         Amount
---------------------------------------------------------------------------------------------
Prime Bancorp, Inc. Common Stock                                  21,419       $389,462
Prime Bank Certificates of Deposit                               129,973        129,973
---------------------------------------------------------------------------------------------


Sales
                                                                                   Realized
                                               Shares       Cost      Proceeds     Gain/(Loss)
---------------------------------------------------------------------------------------------
Prime Bancorp, Inc. Common Stock                10,151      159,885    197,633     37,748
Prime Bank Certificates of Deposit             134,160      134,160    134,160         -
---------------------------------------------------------------------------------------------